smartQED Intro.mp4 (1m 31s) 1 speaker (Speaker 1)

[0:00:03] Speaker 1: There has been a dramatic rise in the complexity of IT operations in today's world. With a combination of high availability requirements, the DevOps movement that breaks down traditional silos, and distributed infrastructure, problems seen in the IT environment have become cross functional, difficult, and time consuming to resolve. To address this problem, we have built smartQED. Smartqed combines collaborative visual root cause analysis tools with machine learning, artificial intelligence, and natural language processing to streamline and speed up incident resolution. As users solve problems within our collaborative's tool set, we learn from their knowledge and store it for easy reuse. If you, or even another company, sees a similar problem again, we can suggest possible root causes and solutions based on insights we have gathered before. Additionally, we index public forums, such as Stack Exchange, Stack Overflow, and even company's private knowledge bases to drive further insights, and automatically suggest solutions for new problems seen within an enterprise. Smartqed streamlines problem resolution, and decreases the mean time to repair for complex issues. Visit us on the web at www.smartqed.com, or email us at info@smartqed.com, to learn more. [0:01:24]